Lufthansa

03 JAN 21 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen/Datum Our Ref./Date	Telefon/Telefax Telephone/Telefax
	CGN IR dg January 13, 2003	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

SUPPL

03003445

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser
Ulrike Schlösser

Enclosures

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Investor Info December 2002

including traffic figures

Change in capacity utilisation in December compared with previous year


70
% 65
60
2002
2001
PassengerLF
CargoLF
GroupLF

Note:

On *20 March 2003* we will release the full year results 2002 to coincide with the *Press and Analysts' Conference.* On that date the Annual Report will also be available on the Internet at www.lufthansa-financials.com

Important:
Due to the transfer of European services to Eurowings the passenger traffic figures are not fully comparable with those of the previous year.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E- Mail: investor.relations@ dlh.de
Internet:www.lufthansa-financials.com

January 10, 2002

Lufthansa

Passenger numbers up 14.9 per cent

In December 2002 traffic figures for the Lufthansa Group's passenger airlines almost matched those of December 2000. Last month Lufthansa and Lufthansa CityLine carried 3.3 million passengers (2000: 3.4 million), representing a year-on-year increase of 14.9 per cent. Sales, measured in terms of revenue passenger kilometres, also achieved double-digit growth, rising by 12.6 per cent to 6.6 billion RPKs (2000: 6.6 billion). Growth in demand thus slightly outstripped the 11.3 per cent increase in available capacity. In view of the booking figures Lufthansa did not scale back its Christmas/New Year timetable as sharply as last year. The passenger load factor for December increased marginally by 0.8 percentage points to 68.4 percent (2000: 68.1 per cent). In all traffic regions Lufthansa recorded double-digit growth rates and – with the exception of Asia/Pacific – also improved its load factor. The highest passenger load factor was achieved in the Americas traffic region (76.7 per cent), the larges increase being in the Middle East/Africa. In Europe, and in particular in Germany, the new fare concept significantly boosted demand, with the result that sales rose by 12.5 per cent.
While passenger numbers and sales for 2002 as a whole lagged 3.8 and 2.0 per cent respectively behind the prior-year level, capacity utilisation rose by 2.4 percentage points to 73.9 per cent.
Lufthansa Cargo's performance was affected by the weak economic climate in December. The airline recorded a 1.6 per cent drop in the volume of cargo transported, while sales were down 2.1 per cent. At 65.2 per cent, the cargo load factor was 2.[illegible] percentage points below the prior-year level. For the year as a whole, however, it climbed 3.8 percentage points to 66.6 per cent.
Developments were similar on a group-wide basis. While the overall load factor fell by 1.2 percentage points to 66.9 per cent, i rose 3.1 percentage points to 70.7 per cent for the full year.

Lufthansa sells stake in Start Amadeus

Lufthansa Commercial Holding, a wholly owned LH subsidiary, is selling its 66 per cent stake in the travel distribution system Start Amadeus, Bad Homburg, to Amadeus Global Travel Distribution S.A., Madrid. The transaction, which is subject to regulatory approval, is worth about €100 million and is expected to close in the first quarter of 2003.

LHT acquires full control of Shannon Aerospace

In December Lufthansa Technik (LHT) acquired the 50 per cent stake in the Irish aircraft overhaul company Shannon Aerospace previously held by SR Technics. LHT is thus now the sole owner of Europe's largest provider of MRO services for short-range ac aircraft.

Wage negotiations enter fourth round

The fourth round of pay talks for Lufthansa ground staff and cabin crews is due to begin on 14 January 2003. In December Lufthansa made a wage offer that would apply until the end of 2004. It included a pay rise of 2.4 per cent from 1 January 2003 and, from the end of 2003, an increase of 1.5 per cent, as well as profit-sharing regulation.

Traffic figures December 2002

Lufthansa Passenger Business Group*	December	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,296	+ 14.9	43,949	- 3.8
Available seat-kilometers (mio)	9,624	+ 11.3	119,877	- 5.2
Revenue pax-kilometers (mio)	6,583	+ 12.6	88,570	- 2.0
Passenger load-factor (%)	68.4	+ 0.8P	73.9	+ 2.4P
Number of Flights	39,388	+ 13.2	494,064	- 4.0
Lufthansa Cargo AG	**December**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	128	- 1.6	1,625	- 1.9
Available Cargo tonne-km (mio)	862	+ 2.0	10,748	- 4.7
Revenue Cargo tonne-km (mio)	562	- 2.1	7,158	+ 1.1
Cargo load-factor (%)	65.2	- 2.7P	66.6	+ 3.8P
Number of Flights	1,856	+ 2.1	23,858	- 8.7
Lufthansa Group	**December**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,831	+ 7.3	22,756	- 5.0
Revenue tonne-km (mio)	1,225	+ 5.4	16,081	- 0.7
Overall load factor (%)	66.9	- 1.2P	70.7	+ 3.1P
Number of Flights	41,244	+ 12.7	517,922	- 4.2
Traffic regions				
Europe (incl. Germany)	**December**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,573	+ 15.0	34,434	- 5.1
Available seat-kilometers (mio)	2,957	+ 11.3	37,146	- 6.9
Revenue pax-kilometers (mio)	1,663	+ 12.5	23,202	- 4.6
Passenger load-factor (%)	56.2	+ 0.5P	62.5	+ 1.5P
Cargo/mail in 1,000 tonnes	55	- 5.6	718	- 5.0
Available Cargo tonne-km (mio)	89	- 0.1	1,162	- 13.1
Revenue Cargo tonne-km (mio)	38	- 6.7	451	- 8.5
Cargo load-factor (%)	42.4	- 3.0P	38.9	+ 2.0P
America (North and South)	**December**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	371	+ 15.2	5,035	- 3.5
Available seat-kilometers (mio)	3,412	+ 11.6	44,562	- 9.5
Revenue pax-kilometers (mio)	2,618	+ 13.4	35,450	- 5.3
Passenger load-factor (%)	76.7	+ 1.2P	79.6	+ 3.5P
Cargo/mail in 1,000 tonnes	31	- 4.5	404	- 7.0
Available Cargo tonne-km (mio)	301	- 1.3	3,930	- 8.2
Revenue Cargo tonne-km (mio)	205	- 7.0	2,698	- 3.7
Cargo load-factor (%)	67.9	- 4.2P	68.7	+ 3.2P
Asia/Pacific	**December**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	229	+ 10.2	2,996	+ 6.6
Available seat-kilometers (mio)	2,419	+ 11.3	29,199	+ 1.2
Revenue pax-kilometers (mio)	1,739	+ 9.8	23,464	+ 3.7
Passenger load-factor (%)	71.9	- 1.0P	80.4	+ 2.0P
Cargo/mail in 1,000 tonnes	33	+ 8.4	408	+ 11.3
Available Cargo tonne-km (mio)	401	+ 6.4	4,815	+ 0.1
Revenue Cargo tonne-km (mio)	278	+ 3.2	3,502	+ 7.2
Cargo load-factor (%)	69.3	- 2.1P	72.7	+ 4.8P
Middle East and Africa	**December**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	122	+ 22.1	1,432	+ 7.4
Available seat-kilometers (mio)	836	+ 10.3	8,852	+ 6.7
Revenue pax-kilometers (mio)	562	+ 19.2	6,373	+ 7.8
Passenger load-factor (%)	67.3	+ 5.1P	72.0	+ 0.8P
Cargo/mail in 1,000 tonnes	8	+ 1.7	95	- 4.3
Available Cargo tonne-km (mio)	70	- 4.2	841	- 1.5
Revenue Cargo tonne-km (mio)	42	- 5.3	506	- 2.3
Cargo load-factor (%)	59.0	- 0.7P	60.2	- 0.5P

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Publication

pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listung Regulation.

As at December 31, 2002 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	70.9 %
United Kingdom	10.2 %
United States	7.5 %
Luxembourg	3.0 %
Switzerland	2.9 %
Belgium	2.8 %
Other	2.7 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, January 13, 2003

Deutsche Lufthansa Aktiengesellschaft
The Executive Board